CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS
OF
SERIES A CONVERTIBLE PREFERRED STOCK
OF
COLOMBIA CLEAN POWER & FUELS, INC.

Pursuant to Section 78.1955 of the
Nevada Revised Statutes

The undersigned, Edward P. Mooney, hereby certifies that:

I.  He is the duly elected and acting President and Chief Executive Officer of Colombia Clean Power & Fuels, Inc., a Nevada corporation (the “Corporation”).

II.  The Articles of Incorporation of the Corporation authorize 5,000,000 shares of preferred stock, $0.001 par value per share (the “Preferred Stock”).  No shares of the authorized Preferred Stock have been issued.

III.  The following is a true and correct copy of resolutions duly adopted by the Board of Directors of the Corporation (the “Board of Directors”) on February 11, 2011, pursuant to the Articles of Incorporation (as defined below) and in accordance with the provisions of the Nevada Revised Statutes.

RESOLUTIONS

WHEREAS, the Board of Directors is authorized by Article IV(b) of the Corporation’s Articles of Incorporation, as amended on April 2, 2008 (the “Articles of Incorporation”), to provide out of the unissued shares of Preferred Stock, for series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting power (if any) of such shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.

WHEREAS, the Board of Directors desires, pursuant to its authority as aforesaid, to designate a series of Preferred Stock, set the number of shares constituting such series and fix the preferences, rights, qualifications, limitations and restrictions of such series.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors hereby designates a series of Preferred Stock and the number of shares constituting such series and fixes the preferences, rights, qualifications, limitations and restrictions relating to such series as follows:

Section 1.	Designation and Amount.

The series will be known as the “Series A Convertible Preferred Stock” (the “Series A Convertible Preferred Stock”), and will be a series consisting of three million (3,000,000) shares of the authorized but unissued preferred stock of the Corporation, having a par value of $0.001 per share.  Such number of shares of Series A Convertible Preferred Stock may be increased or decreased by the Board of Directors of the Corporation from time to time, provided that the number of shares shall not be decreased below the number of shares then issued and outstanding, plus the number of shares of such series reserved for issuance upon exercise of outstanding rights, options or warrants or upon the conversion or exchange of outstanding securities issued by the Corporation, nor increased above the amount authorized in the Articles of Incorporation of the Corporation.

Section 2.	Dividends and Distributions.

The holders of the Series A Convertible Preferred Stock shall be entitled to participate with the holders of the Corporation’s common stock, par value $0.001 per share, (the “Common Stock”) pari passu in any dividends paid or set aside for payment so that holders of the Series A Convertible Preferred Stock shall receive with respect to each share of Series A Convertible Preferred Stock an amount equal to (x) the dividend payable with respect to each share of Common Stock multiplied by (y) the number of shares (and fraction of a share, if any) of Common Stock into which such share of Series A Convertible Preferred Stock is convertible as of the record date for such dividend.

Section 3.	Voting Rights.

The holder of each share of Series A Convertible Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which each share of Series A Convertible Preferred Stock could be converted on the record date for the vote or written consent of shareholders and, except as otherwise required by law, shall have voting rights and powers equal to the voting rights and powers of the Common Stock.  The holder of each share of Series A Convertible Preferred Stock shall be entitled to notice of any shareholders’ meeting in accordance with the bylaws of the Corporation and shall vote with holders of the Common Stock upon all other matters submitted to a vote of shareholders, except those matters required to be submitted to a class or series vote as required by Paragraph 7 hereof or by law. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares of Common Stock into which shares of Series A Convertible Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half rounded upward to one).

Section 4.	Conversion Rate.

Each share of the Series A Convertible Preferred Stock may be converted into three (3) shares of the Common Stock at any time at the holder’s discretion (the “Conversion Rate”). Fractional shares issuable upon such conversion will be rounded up to the nearest full share.

(a)  Mechanics of Conversion.  A holder of Series A Convertible Preferred Stock may convert shares by surrendering to the Corporation each certificate covering shares to be converted together with a statement of the name or names in which the shares of Common Stock shall be registered upon issuance (the date of such surrender, being the “Conversion Date”). Every such notice of election to convert will constitute a contract between the holder giving such notice and the Corporation, whereby such holder will be deemed to subscribe for the shares of Common Stock he will be entitled to receive upon such conversion and, in payment and satisfaction of such subscription, to surrender the shares of Series A Convertible Preferred Stock to be converted and to release the Corporation from all further obligation thereon and whereby the Corporation will be deemed to accept the surrender of such shares of Series A Convertible Preferred Stock in full payment of the shares of Common Stock so subscribed for and to be issued upon such conversion.  As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver to the converting holder of the Series A Convertible Preferred Stock a certificate representing the number of shares of Common Stock into which the Series A Convertible Preferred Stock was converted together with dividends, if any, payable on the Series A Convertible Preferred Stock so converted as have accrued and are payable to holders of record of Series A Convertible Preferred Stock on the record date immediately preceding the Conversion Date.  If a holder of Series A Convertible Preferred Stock elects to convert only a portion of his Series A Convertible Preferred Stock, upon such conversion the Corporation shall also deliver to the holder of the Series A Convertible Preferred Stock a new Series A Convertible Preferred Stock certificate representing the unconverted Series A Convertible Preferred Stock.

(b)  Corporate Transaction.  In the event of the Corporation’s consolidation with or merger into another corporation, or sale of all or substantially all of the Corporation’s properties and assets to any other corporation, or in case of the Corporation’s reorganization or exchange of equity securities with another corporation, each share of Series A Convertible Preferred Stock will become convertible only into the number of shares of stock or other securities, assets or cash to which a holder of the number of shares of the Common Stock issuable (at the time of such consolidation, merger or reorganization) upon conversion of such share of Series A Convertible Preferred Stock would have been entitled upon such consolidation, merger, sale, reorganization or exchange.

(c)  Adjustment of Conversion Rate.  The Conversion Rate of the Series A Convertible Preferred Stock shall be subject to adjustment from time to time as follows:
i.  If the number of shares of the Common Stock outstanding at any time after the date hereof is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then, on the date such payment is made or such change is effective, the Conversion Rate shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of the Series A Convertible Preferred Stock shall be increased in proportion to such increase of issued and outstanding shares of Common Stock.

ii.  If the number of shares of the Common Stock issued and outstanding at any time after the date hereof is decreased by a combination of the issued and outstanding shares of Common Stock, then, on the effective date of such combination, the Conversion Rate shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of the Series A Convertible Preferred Stock shall be decreased in proportion to such decrease in issued and outstanding shares of Common Stock.

iii.  In case the Corporation shall declare a cash dividend upon its Common Stock payable otherwise than out of retained earnings or shall distribute to holders of its Common Stock shares of its capital stock (other than Common Stock), stock or other securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights (excluding options to purchase and rights to subscribe for Common Stock or other securities of the Corporation convertible into or exchangeable for Common Stock), then, in such case, the holders of shares of Series A Convertible Preferred Stock shall, concurrent with the distribution to holders of Common Stock, receive a like distribution based upon the number of shares of Common Stock into which such Series A Convertible Preferred Stock is then convertible.

(d)  Certificate as to Adjustments.  Upon the occurrence of each adjustment or readjustment of a Conversion Rate pursuant to this Paragraph 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series A Convertible Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.  The Corporation shall, upon written request at any time of any holder of Series A Convertible Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth:  (i) such adjustments and readjustments, (ii) the Conversion Rate at the time in effect for the Series A Convertible Preferred Stock held, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Series A Convertible Preferred Stock.

(e)  Notices.  Any notice required by the provisions of this Paragraph 4 to be given to the holder of shares of the Series A Convertible Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his latest address appearing on the books of the Corporation.

Section 5.	Liquidation, Dissolution or Winding Up.

In the event of the Corporation’s involuntary liquidation, dissolution or winding up, the holders of shares of Series A Convertible Preferred Stock will be entitled to receive out of assets of the Corporation available for distribution to the shareholders, before any distribution of assets is made to holders of Common Stock or other stock ranking junior to the Series A Convertible Preferred Stock, liquidating distributions in the amount of $7.50 per share, as duly adjusted pursuant to Paragraph 4 hereof, plus accrued and unpaid dividends.  If upon any voluntary or involuntary liquidation, dissolution or winding up, the amounts payable with respect to the Series A Convertible Preferred Stock and any other shares of the Corporation’s stock ranking as to any such distribution on a parity with the Series A Convertible Preferred Stock are not paid in full, the holders of the Series A Convertible Preferred Stock and of such other shares will share ratably in any such distribution of the Corporation’s assets in proportion to the full respective preferential amounts to which they are entitled.  After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Series A Convertible Preferred Stock will be entitled to share in any further liquidation on a pro-rata basis with any other preferred stock or Common Stock.  Such liquidation rights are not triggered by (i) any consolidation or merger of the Corporation with or into any other corporation, (ii) any dissolution, liquidation, winding up or reorganization of the Corporation immediately followed by reincorporation of another corporation or creation of a partnership or like entity, (iii) a sale or other disposition of all or substantially all of the Corporation’s assets to another corporation, partnership, or like entity, or (iv) an exchange of equity securities of the Corporation with any other corporation, provided that in each case, as applicable, effective provision is made in the certificate of incorporation of the resulting and surviving corporation or the articles of partnership, or otherwise, for the protection of the rights of the holders of Series A Convertible Preferred Stock.

Section 6.	Redemption.

The Series A Convertible Preferred Stock shall not be subject to redemption by the Corporation.

Section 7.	Amendment.

The Articles of Incorporation shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Convertible Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock, voting separately as a class.

Section 8.	Reservation of Shares.

The Corporation shall, so long as any of the Series A Convertible Preferred Stock is outstanding, take all action necessary to reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversions of the Series A Convertible Preferred Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all of the Series A Convertible Preferred Stock.

Section 9.	No Implied Limitations.

Except as otherwise provided by express provisions of this Certificate, nothing herein shall limit, by influence or otherwise, the discretionary right of the Board of Directors to classify and reclassify and issue any shares of preferred stock and to fix or alter any terms thereof to the full extent provided in the Articles of Incorporation.

Section 10.	No Preemptive Rights.

Except as provided by law or otherwise provided in this Certificate, no holder of shares of Series A Convertible Preferred Stock shall be entitled, as such to any preemptive or preferential rights to subscribe to any unissued stock or any other securities which the Corporation may be authorized to issue.

Section 11.	General Provisions.

In addition to the above provisions with respect to the Series A Convertible Preferred Stock, such Series A Convertible Preferred Stock shall be subject to and be entitled to the benefits of, the provisions set forth in the Articles of Incorporation with respect to preferred stock generally.

IN WITNESS WHEREOF, I have executed and subscribed this Certificate and do affirm the foregoing as true under the penalties of perjury this 11th day of February, 2011.

Colombia Clean Power & Fuels, Inc.

By: /s/ Edward P. Mooney
Name:  Edward P. Mooney
Title:  President and Chief Executive Officer